SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (“the Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 19, 2015

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013 (in thousands)

	2014	2013
Assets
Investments
Cash and cash equivalents	$926	$672
Common stock (including securities on loan of $46 in 2014 and $26 in 2013)	11,377	10,984
U.S. government and government agency issues (including securities on loan of $81 in 2014 and $71 in 2013)	469	418
Corporate and other obligations (including securities on loan of $44 in 2014 and $87 in 2013)	528	511
Commingled funds	19,137	15,625
Synthetic guaranteed investment contracts	21,773	20,329
Registered investment companies	—	—
Collateral held on loaned securities	175	188

Total investments at fair value	54,385	48,727

Receivables
Note receivables from participants	3,853	4,073
Sponsor contributions	698	540
Accrued interest and dividends	72	66
Due from brokers for securities sold	5	9

Total receivables	4,628	4,688

Total assets	59,013	53,415

Liabilities
Accounts payable	448	424
Due to brokers for securities purchased	101	—
Collateral to be paid on loaned securities	175	188

Total liabilities	724	612

Net assets available for benefits, reflecting investments at fair value	58,289	52,803
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,279)	(1,023)

Net assets available for benefits	$57,010	$51,780

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2014 and 2013 (in thousands)

	2014	2013
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,153	$4,544
Interest	615	645
Dividends	271	247

Net investment income	3,039	5,436

Participant loan interest	160	156
Contributions
Sponsor	2,234	2,011
Participant	3,533	3,281

	5,767	5,292

Total additions	8,966	10,884

Deductions from net assets attributed to
Benefits paid	3,313	3,346
Plan expenses	423	423

Total deductions	3,736	3,769

Net increase	5,230	7,115
Net assets available for benefits
Beginning of year	51,780	44,665

End of year	$57,010	$51,780

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A., the Sponsor or the Company, a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2014 and 2013. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service. The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service. Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 19 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, State Street Global Advisors S&P 500 Flagship Fund (SSgA S&P 500 Fund), State Street Global Advisors International EAFE Equity Index Fund (SSgA EAFE Equity Fund), State Street Global Advisors Small Cap Fund (SSgA Small Cap Fund), Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

In March 2014, Baxter announced plans to create two separate, independent global healthcare companies – one focused on lifesaving medical products and the other on developing and marketing innovative biopharmaceuticals. The transition is intended to take the form of a tax-free distribution to Baxter shareholders of more than 80% of the publicly traded stock in the new biopharmaceuticals company (the spin). The transaction is expected to be completed by mid-year 2015, subject to market, regulatory and certain other conditions, including final approval by the Baxter Board of Directors, receipt of a favorable opinion and/or rulings with respect to the tax-free nature of the transaction in the United States, and the effectiveness of the Form 10 registration statement filed with the United States Securities and Exchange Commission.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. During 2014, the GIC with Bank of America was terminated and the Plan entered into a new GIC with Prudential. During 2013, certain assets underlying the synthetic GICs were transferred to an individual separate account with MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were a loss of $13 thousand and a loss of $4 thousand at December 31, 2014 and 2013, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $20.5 million and $19.3 million at December 31, 2014 and 2013, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 1.9% and 2.0% at December 31, 2014 and 2013, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.8% and 2.7% for the years ended December 31, 2014 and 2013. The credit ratings for Transamerica were AA- at both December 31, 2014 and 2013, the credit rating for Prudential was AA- at December 31, 2014, the credit ratings for MetLife were AA- at both December 31, 2014 and 2013, and the credit rating for Bank of America was A at December 31, 2013.

Events that lead to market value withdrawals that exceed 15 percent of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote. The spin does not constitute an event under the GIC’s.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Puerto Rico Branch, or the Company, both subsidiaries of Baxter;

B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	Puerto Rico employees who are not leased employees.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$926	$—	$926	$—
Common stock:
Healthcare	8,739	8,739	—	—
Consumer products	866	866	—	—
Information technology	970	970	—	—
Financial services	296	296	—	—
Industrial services and materials	331	331	—	—
Energy	143	143	—	—
Other	32	32	—	—

Total common stock	11,377	11,377	—	—

U.S. government and government agency issues	469	—	469	—
Corporate and other obligations	528	—	528	—
Commingled funds:
SSgA S&P 500 fund	7,777	—	7,777	—
SSgA EAFE equity fund	2,387	—	2,387	—
SSgA Small cap fund	2,848	—	2,848	—
Target date retirement funds	5,762	—	5,762	—
Other	363	—	363	—

Total commingled funds	19,137	—	19,137	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,524	—	6,524	—
U.S. government and government agency issues	9,398	—	9,398	—
Individual separate account	5,121		5,121
Cash and cash equivalents	743	—	743	—
Wrapper contracts	(13)	—	—	(13)

Total synthetic guaranteed investment contracts	21,773	—	21,786	(13)

Collateral held on loaned securities	175	—	175	—

Total assets	$54,385	$11,377	$43,021	$(13)

Liability
Collateral to be paid on loaned securities	$175	$47	$128	$—

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$672	$—	$672	$—
Common stock:
Healthcare	8,165	8,165	—	—
Consumer products	936	936	—	—
Information technology	836	836	—	—
Financial services	334	334	—	—
Industrial services and materials	417	417	—	—
Energy	228	228	—	—
Other	68	68	—	—

Total common stock	10,984	10,984	—	—

U.S. government and government agency issues	418	—	418	—
Corporate and other obligations	511	—	511	—
Commingled funds:
SSgA S&P 500 fund	6,405	—	6,405	—
SSgA EAFE equity fund	2,298	—	2,298	—
SSgA Small cap fund	2,632	—	2,632	—
Target date retirement funds	4,124	—	4,124	—
Other	166	—	166	—

Total commingled funds	15,625	—	15,625	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,438	—	6,438	—
U.S. government and government agency issues	8,666	—	8,666	—
Individual separate account	4,783		4,783
Cash and cash equivalents	446	—	446	—
Wrapper contracts	(4)	—	—	(4)

Total synthetic guaranteed investment contracts	20,329	—	20,333	(4)

Collateral held on loaned securities	188	—	188	—

Total assets	$48,727	$10,984	$37,747	$(4)

Liability
Collateral to be paid on loaned securities	$188	$26	$162	$—

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2. The Plan did not have any transfers between Levels 1 and 2 during 2014. In 2013, due to a change in the structure of the investment, the target date retirement funds are classified as commingled funds and classified as Level 2.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2012	$(26)
Additions	1
Unrealized gains (relating to assets held at end of year)	21

Balance at December 31, 2013	(4)

Additions	(3)
Settlements	(2)
Unrealized losses (relating to assets held at end of year)	(4)

Balance at December 31, 2014	$(13)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but are instead reflected in the change in adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. In 2014, the additions are due to the new contract with Prudential and the settlements are due to termination of the contract with Bank of America as detailed in Note 2. The additions in 2013 are due to the new contract with MetLife as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are summarized as follows:

(values in thousands, except per share)	2014	2013
Baxter common stock, 108,705 shares and 107,710 shares at December 31, 2014 and 2013, respectively	$7,967	$7,491
SSgA S&P 500 Fund	7,777	6,405
MetLife Individual Separate Account	5,121	4,783
SSgA Small Cap Fund	2,848	2,632

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investments as of December 31, 2014 and 2013 are segregated into various investment fund options as follows:

	2014	2013
(in thousands)
Cash (available for investment)	$171	$135
Stable Income Fund	22,358	20,738
Baxter Common Stock Fund	8,021	7,584
Composite Fund	2,202	2,132
General Equity Fund	2,206	2,263
SSgA S&P 500 Fund	7,777	6,405
SSgA EAFE Equity Fund	2,387	2,298
Edwards Lifesciences Common Stock Fund	114	62
SSgA Small Cap Fund	2,849	2,632
Northern Trust Domestic Mid Cap Fund	323	145
SSgA Emerging Markets Fund	40	21
Target Date Retirement Funds	5,762	4,124
Collateral held on loaned securities	175	188

Total investments at fair value	54,385	48,727
Adjustment from fair value to contract value for Stable Income Fund	(1,279)	(1,023)

Total investments	$53,106	$47,704

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2014	2013
(in thousands)
Baxter common stock	$419	$324
Other common stock	327	949
U.S. government and government agency issues	23	(22)
Corporate and other obligations	7	(23)
Commingled funds	1,377	3,316

	$2,153	$4,544

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2014 and 2013, the Plan had securities on loan with a fair market of $171 thousand and $184 thousand, respectively, with cash collateral received of $175 thousand and $188 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2014 and 2013, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2014 and 2013 the cash collateral received is reflected at its fair value of $175 thousand and $188 thousand in the 2014 and 2013 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $6 thousand and $23 thousand received for securities on loan at December 31, 2014 and December 31, 2013, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2014 and 2013 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $326 and $422 for 2014 and 2013, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

10.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

At December 31, 2014 and 2013, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; shares of common stock, dividend income on those shares and bonds of Baxter, the Plan sponsor’s parent; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Prudential for 2014 only, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; and shares of common stock, bonds, an individual separate account and interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts; and units of commingled funds managed by Northern Trust Corporation, an investment manager for the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Subsequent Event

In June 2015, Baxter announced that its board of directors had approved the planned separation of its biopharmaceuticals business, which will be known as Baxalta Incorporated(Baxalta), and declared a special dividend distribution of 80.5 percent of the outstanding shares of Baxalta common stock. Baxter will retain a 19.5 percent ownership stake in Baxalta immediately following the distribution. The distribution of Baxalta common stock in form of a special dividend has been structured to qualify as a tax-free distribution to U.S. holders of Baxter’s common stock for U.S. federal income tax purposes. The distribution of Baxalta common stock will complete the proposed separation and Baxalta expects to begin trading as an independent company beginning July 1, 2015 on the New York Stock Exchange (NYSE) under the ticker symbol BXLT.

The Plan will continue after separation and all Plan balances will remain with the Plan.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:
	US Dollar	Cash	—	$297
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	584,842
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	125,312
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	99,522
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	53,270
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	45,466
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	6,807
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	6,692
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	2,433
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	803
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	249

			—	$925,693

**	Common Stock:

	Abbott Laboratories	Common Stock	—	42,335
	Ace Ltd	Common Stock	—	8,506
	Actavis Plc	Common Stock	—	40,298
	Actavis Plc	Common Stock	—	4,447
	Adobe Systems Inc	Common Stock	—	41,394
	AES Corp	Common Stock	—	6,627
	Agilent Technologies Inc	Common Stock	—	4,244
	Alexion Pharmaceuticals Inc	Common Stock	—	42,346
	Alibaba Group Holding Sp Adr	Common Stock	—	50,189
	Allergan Inc	Common Stock	—	29,632
	Amazon.Com Inc	Common Stock	—	66,603
	American International Group	Common Stock	—	5,806
	American Tower Corp	Common Stock	—	29,540
	American Tower Corp	Common Stock	—	6,709
	Ameriprise Financial Inc	Common Stock	—	10,771
	Anthem Inc	Common Stock	—	5,273
	Aon Plc	Common Stock	—	6,202
	Apple Inc	Common Stock	—	152,312
	Applied Materials Inc	Common Stock	—	12,260
	Applied Materials Inc	Common Stock	—	4,951
	Arm Holdings Plc Spons Adr	Common Stock	—	27,240
	Asml Holding Nv	Common Stock	—	7,318
	Bank of America	Common Stock	—	16,446
	Bank of America	Common Stock	—	6,027
*	Baxter International Inc	Common Stock	—	7,967,051
	Biogen Idec Inc	Common Stock	—	69,099
	Boeing Co	Common Stock	—	43,163
	Boeing Co	Common Stock	—	17,242
	BP Plc Spons Adr	Common Stock	—	5,880

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Bristol Myers Squibb Co	Common Stock	—	58,216
Bristol Myers Squibb Co	Common Stock	—	7,576
Broadcom Corp	Common Stock	—	4,652
Cameron International Corp	Common Stock	—	6,256
Canadian Pacific Railway Ltd	Common Stock	—	39,655
Capital One Financial Corp	Common Stock	—	5,297
Cardinal Health Inc	Common Stock	—	—
CBS Corp	Common Stock	—	5,190
Celgene Corp	Common Stock	—	47,816
Chipotle Mexican Grill Inc	Common Stock	—	31,852
Cit Group Inc	Common Stock	—	5,784
Citigroup Inc	Common Stock	—	13,187
Citigroup Inc	Common Stock	—	5,809
Citizens Financial Group	Common Stock	—	5,675
Comcast Corp	Common Stock	—	21,152
Comcast Corp	Common Stock	—	5,369
Concho Resources Inc	Common Stock	—	33,825
Costco Wholesale Corp	Common Stock	—	53,250
Covidien Plc	Common Stock	—	13,820
CVS Caremark Corp	Common Stock	—	4,992
Discovery Communications	Common Stock	—	5,452
Discovery Communications	Common Stock	—	5,442
Du Pont (E.I.) De Nemours	Common Stock	—	5,110
Dunkin Brands Group Inc	Common Stock	—	8,244
Edwards Lifesciences Corp	Common Stock	—	113,039
Encana Corp	Common Stock	—	3,791
Eog Resources Inc	Common Stock	—	30,538
Exelon Corp	Common Stock	—	8,534
Express Scripts Holding Co	Common Stock	—	10,866
Facebook Inc	Common Stock	—	91,037
Fireeye Inc	Common Stock	—	12,241
Flextronics Intl Ltd	Common Stock	—	4,387
Ford Motor Co	Common Stock	—	7,756
General Electric Co	Common Stock	—	18,896
General Electric Co	Common Stock	—	6,486
Gilead Sciences Inc	Common Stock	—	38,675
Goldman Sachs Group	Common Stock	—	28,890
Goldman Sachs Group	Common Stock	—	13,992
Google Inc	Common Stock	—	43,217
Google Inc	Common Stock	—	43,097
Google Inc	Common Stock	—	3,274
Google Inc	Common Stock	—	3,248
Hess Corp	Common Stock	—	5,010
Honeywell International Inc	Common Stock	—	13,748
Hospira Inc	Common Stock	—	4,913
Illumina Inc	Common Stock	—	40,765
Inditex Unspon Adr	Common Stock	—	42,238

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Intercontinental Exchange	Common Stock	—	7,577
International Paper Co	Common Stock	—	5,951
Invesco Ltd	Common Stock	—	5,121
Johnson Controls Inc	Common Stock	—	12,497
Keysight Technologies	Common Stock	—	5,647
Las Vegas Sands Corp	Common Stock	—	10,541
Las Vegas Sands Corp	Common Stock	—	5,024
Lendingclub Corp	Common Stock	—	1,457
Liberty Media Corp	Common Stock	—	4,863
Linkedin Corp	Common Stock	—	48,461
Lowes	Common Stock	—	4,330
Marriott International	Common Stock	—	42,616
Marsh & McLennan Cos	Common Stock	—	5,086
Mastercard Inc	Common Stock	—	93,303
McGraw Hill Financial Inc	Common Stock	—	25,535
Merck & Co. Inc.	Common Stock	—	37,099
Michael Kors Holdings Ltd	Common Stock	—	14,532
Microsoft Corp	Common Stock	—	5,274
Mohawk Industries Inc	Common Stock	—	4,601
Mondelez International Inc	Common Stock	—	37,112
Monsanto Co	Common Stock	—	48,999
Monsanto Co	Common Stock	—	15,037
Morgan Stanley	Common Stock	—	37,892
Mosaic Co	Common Stock	—	5,831
Netapp Inc	Common Stock	—	7,647
Netflix Inc	Common Stock	—	35,147
Nike Inc	Common Stock	—	62,706
Northern Trust Corp	Common Stock	—	9,398
Novartis Ag Adr	Common Stock	—	5,946
Novo Nordisk Adr	Common Stock	—	35,356
O Reilly Automotive Inc	Common Stock	—	32,753
Occidental Petroleum Corp	Common Stock	—	15,418
Omnicom Group	Common Stock	—	10,755
Oracle Corp	Common Stock	—	12,569
Oracle Corp	Common Stock	—	6,437
Owens Illinois Inc	Common Stock	—	4,347
Owens Illinois Inc	Common Stock	—	5,296
Pentair Plc	Common Stock	—	1,681
Perrigo Co Plc	Common Stock	—	9,014
Pfizer Inc	Common Stock	—	16,759
PNC Financial Services Group	Common Stock	—	13,171
Precision Castparts Corp	Common Stock	—	43,803
Priceline.Com Inc	Common Stock	—	50,425
Procter & Gamble Co	Common Stock	—	5,396
Qualcomm Inc	Common Stock	—	9,493
Qualcomm Inc	Common Stock	—	4,128
Realogy Holdings Corp	Common Stock	—	5,984

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Red Hat Inc	Common Stock	—	40,784
	Reliance Steel & Aluminum	Common Stock	—	6,124
	Salesforce.com Inc	Common Stock	—	50,678
	Sanofi Adr	Common Stock	—	5,741
	Schlumberger Ltd	Common Stock	—	42,072
	Shire Plc Adr	Common Stock	—	31,346
	Splunk Inc	Common Stock	—	24,253
	Starbucks Corp	Common Stock	—	34,669
	Tencent Holdings Ltd	Common Stock	—	7,013
	Tesla Motors Inc	Common Stock	—	27,968
	Texas Instruments Inc	Common Stock	—	8,808
	Texas Instruments Inc	Common Stock	—	4,355
	Thermo Fisher Scientific Inc	Common Stock	—	6,339
	Tiffany & Co	Common Stock	—	39,875
	Time Inc	Common Stock	—	4,579
	Time Warner Inc	Common Stock	—	5,060
	TJX Companies Inc	Common Stock	—	27,483
	Tripadvisor Inc	Common Stock	—	19,095
	Twenty First Century Fox	Common Stock	—	40,125
	Twitter Inc	Common Stock	—	27,023
	Under Armour Inc	Common Stock	—	31,259
	Union Pacific Corp	Common Stock	—	45,398
	UnitedHealth Group Inc	Common Stock	—	12,350
	Valeant Pharmaceuticals	Common Stock	—	10,331
	Vertex Pharmaceuticals Inc	Common Stock	—	28,181
	Viacom Inc	Common Stock	—	13,696
	Visa Inc	Common Stock	—	71,689
	Vmware Inc	Common Stock	—	20,485
	Vodafone Group Plc Sp Adr	Common Stock	—	10,664
	Vodafone Group Plc Sp Adr	Common Stock	—	5,819
	Walt Disney Co	Common Stock	—	48,433
	Workday Inc	Common Stock	—	25,247

	Common Stock		—	$11,377,127

**	U.S Government and Government Agency Issues:

	Fannie Mae	7.25% 15 May 2030	—	5,300
	Fannie Mae	6.625% 15 Nov 2030	—	18,340
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	80
	Fed HM LN PC Pool G08443	4.5% 01 Apr 2041	—	—
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	860
	FNMA TBA Jan 30 Single Fam	4.5% 01 Feb 2099	—	9,790
	FNMA Conv 15Yr TBA	2.5% 01 Dec 2099	—	9,180
	FNMA Pool 256398	6.0% 01 Sep 2021	—	190
	FNMA Pool 555541	1.0% 01 Apr 2033	—	—
	FNMA Pool 581043	6.0% 01 May 2016	—	30

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 615005	6.0% 01 Dec 2016	—	80
FNMA Pool 694448	5.5% 01 Apr 2033	—	—
FNMA Pool 725690	6.0% 01 Aug 2034	—	1,270
FNMA Pool 748115	6.0% 01 Oct 2033	—	520
FNMA Pool 815316	5.5% 01 May 2035	—	2,110
FNMA Pool 885504	6.0% 01 Aug 2021	—	600
FNMA Pool 902793	6.5% 01 Nov 2036	—	830
FNMA Pool AB1609	3.5% 01 Dec 2040	—	—
FNMA Pool AB9703	3.5% 01 Jun 2043	—	4,370
FNMA Pool AH3979	4.0% 01 Feb 2041	—	3,720
FNMA Pool AH4008	4.0% 01 Mar 2041	—	5,030
FNMA Pool AO3540	3.0% 01 Jun 2042	—	2,390
FNMA Pool AP6604	3.0% 01 Sep 2042	—	9,420
FNMA Pool AT2032	3.5% 01 Apr 2043	—	11,070
FNMA Pool MA0734	4.5% 01 May 2031	—	3,410
FNMA Pool MA1437	3.5% 01 May 2043	—	3,330
FNMA TBA	3.5% 01 Sep 2026	—	—
FNMA TBA 15Yr Single Family	3.0% 20 Jan 2030	—	13,260
FNMA TBA 30Yr Single Family	3.5% 01 Dec 2099	—	17,260
FNMA TBA Single Family Mortgage	4.0% 01 Dec 2099	—	41,670
GNMA II Pool 710082	4.698% 20 Jul 2061	—	800
GNMA II Pool 710089	4.7% 20 Oct 2061	—	570
GNMA II Pool 751415	4.616% 20 Aug 2061	—	510
GNMA II Pool 756731	4.673% 20 Mar 2062	—	290
GNMA II Pool 766519	4.668% 20 May 2062	—	720
GNMA II Pool 766522	4.538% 20 Nov 2062	—	860
GNMA II Pool 766544	4.499% 20 Dec 2062	—	840
GNMA II Pool 766549	4.616% 20 Jul 2062	—	1,240
GNMA II Pool 771800	4.627% 20 Jan 2064	—	1,150
GNMA II Pool AB8466	1.0% 20 Sep 2063	—	3,820
GNMA II Pool AC0988	4.423% 20 July 2063	—	610
GNMA II Pool AC9906	4.323% 20 May 2063	—	500
GNMA II Pool AC9910	4.515% 20 Jul 2063	—	520
Mex Bonos Desarr	6.5% 10 Jun 2021	—	21,400
Republic of Colombia	4.0% 26 Feb 2024	—	2,730
Republic Of Indonesia Sr Unsecured	6.75% 15 Jan 2044	—	5,540
Republic Of Philippines	3.9% 26 Nov 2022	—	2,920
Republic Of Philippines Sr Unsecured	4.2% 21 Jan 2024	—	2,900
Tenn Valley Authority	3.5% 15 Dec 2042	—	7,930
Tsy Infl Ix N/B	1.375% 15 Feb 2044	—	15,510
Tsy Infl Ix N/B	0.125% 15 Jul 2024	—	15,020
United Mexican States	6.05% 11 Jan 2040	—	5,230
United Mexican States Sr Unsecured	5.55% 21 Jan 2045	—	1,400
US Treasury N/B	3.75% 15 Nov 2043	—	30,090
US Treasury N/B	1.875% 31 Aug 2017	—	62,410
US Treasury N/B	1.0% 30 Jun 2019	—	17,920
US Treasury N/B	3.625% 15 Feb 2044	—	7,310

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	US Treasury N/B	0.375% 31 Mar 2016	—	67,600
	US Treasury N/B	0.5% 30 Sep 2016	—	11,070
	US Treasury N/B	0.375% 31 Oct 2016	—	5,790
	US Treasury N/B	0.5% 30 Nov 2016	—	9,530

	U.S Government and Government Agency Issues		—	$468,840

**	Corporate and Other Obligations:

	AES Corp	1.0% 01 Jun 2019	—	790
	American Tower Corp	4.625% 01 Apr 2015	—	1,940
	American Tower Corp	4.5% 15 Jan 2018	—	2,980
	Americredit Automobile Receivables	1.19% 08 May 2018	—	1,340
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	1,070
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	5,500
	Arcelormittal	7.25% 01 Mar 2041	—	5,060
	Asbury Automotive Group	6.0% 15 Dec 2024	—	1,770
	Associates Corp NA	6.95% 01 Nov 2018	—	2,340
	Avon Products Inc	4.6% 15 Mar 2020	—	610
	Banc of America Commercial Mortgage	1.0% 10 Apr 2049	—	2,150
	Banco Santander Bras Ci	4.625% 13 Feb 2017	—	5,540
	Banco Santander Chile	3.875% 20 Sep 2022	—	2,650
	Bank of America	6.4% 28 Aug 2017	—	2,680
	Bank of America	5.625% 01 Jul 2020	—	6,010
	Bank of America	5.0% 13 May 2021	—	2,020
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	2,520
	Braskem America Finance	7.125% 22 Jul 2041	—	4,370
	Brocade Communications	6.875% 15 Jan 2020	—	630
	Bunge Limited Finance Co	4.1% 15 Mar 2016	—	1,040
	CBRE Services Inc	5.0% 15 Mar 2023	—	480
	CCO Hldgs LLC	5.25% 15 Mar 2021	—	3,170
	CCO Hldgs LLC/Cap Corp	6.5% 30 Apr 2021	—	1,480
	CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	6,510
	Celulosa Arauco	5.0% 21 Jan 2021	—	3,140
	Centurylink Inc	5.625% 01 Apr 2020	—	1,180
	Cielo Sa/Cielo Usa Inc	3.75% 16 Nov 2022	—	4,810
	Citigroup Inc	4.45% 10 Jan 2017	—	4,590
	Citigroup Inc	4.05% 30 Jul 2022	—	2,280
	Citigroup Inc	1.3% 01 Apr 2016	—	3,010
	CNPC General Capital	3.95% 19 Apr 2022	—	2,720
	Colony American Homes	1.0% 17 May 2031	—	3,210
	Comcast Corp	5.65% 15 Jun 2035	—	1,510
	Comm Mortgage Trust	1.0% 10 Dec 2049	—	730
	Contl Airlines	4.0% 29 Apr 2026	—	2,190
	Contl Airlines	5.983% 19 Oct 2023	—	3,630
	Credit Suisse Mortgage Trust	1.0% 15 Jan 2049	—	4,580
	Crown Castle Towers LLC	3.214% 15 Aug 2035	—	1,360

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Deluxe Corp	6.0% 15 Nov 2020	—	7,520
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	3,010
Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	1,930
Dynegy Finance I/II Inc	6.75% 01 Nov 2019	—	7,610
Embarq Corp	7.995% 01 Jun 2036	—	9,390
Energy Transfer Partners	6.05% 01 Jun 2041	—	6,270
Energy Transfer Partners	5.2% 01 Feb 2022	—	1,220
Ensco Plc	4.5% 01 Oct 2024	—	1,630
Ensco Plc	5.75% 01 Oct 2044	—	1,340
Equifax Inc	7.0% 01 Jul 2037	—	3,390
Firstenergy Corp	2.75% 15 Mar 2018	—	1,960
Ford Motor	7.45% 16 Jul 2031	—	4,350
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	4,590
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	5,660
Freeport McMoran	2.375% 15 Mar 2018	—	2,650
Frontier Communications	7.875% 15 Jan 2027	—	3,870
Frontier Communications	8.5% 15 Apr 2020	—	3,500
Gamestop Corp	5.5% 01 Oct 2019	—	2,820
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	1,740
GE Equipment	0.6% 23 May 2016	—	3,530
General Elec Cap Corp	2.95% 09 May 2016	—	2,620
General Motors Co	5.0% 01 Jan 2035	—	5,220
General Motors Co	5.2% 01 Jan 2045	—	4,510
Goldman Sachs Group	5.25% 27 Jul 2021	—	3,550
Goldman Sachs Group	6.15% 01 Apr 2018	—	3,750
GP Portfolio Trust	1.0% 15 Feb 2027	—	2,410
Grupo Televisa Sab	7.25% 14 May 2043	—	1,560
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	6,010
Halyard Health Inc Sr Unsecured	6.25% 15 Oct 2022	—	1,700
HCA Inc	7.5% 15 Feb 2022	—	5,720
Hewlett Packard Co	2.75% 14 Jan 2019	—	2,680
Huntington Ingalls Indus Company Guar	5.0% 15 Dec 2021	—	680
Ihs Inc Company Guar	5.0% 01 Nov 2022	—	930
Intl Bk Recon & Develop	2.625% 07 Nov 2016	—	680
Intl Finance Corp	10.5% 17 Apr 2018	—	12,930
Intl Finance Corp	10.0% 12 Jun 2017	—	8,455
Intl Lease Finance Corp	6.25% 15 May 2019	—	8,825
Ipic Gmtn Ltd	6.875% 01 Nov 2041	—	4,560
JP Morgan Chase Commercial Mor	5.336% 15 May 2047	—	1,540
JP Morgan Chase Commercial Mor	1.0% 15 Jul 2031	—	1,660
JP Morgan Chase Commercial Mor	1.0% 15 Jul 2031	—	1,330
JP Morgan Chase & Co	3.7% 20 Jan 2015	—	1,740
JP Morgan Chase & Co	4.25% 15 Oct 2020	—	650
JP Morgan Chase & Co	4.625% 10 May 2021	—	1,030
JP Morgan Chase & Co	4.5% 24 Jan 2022	—	3,580
KB Home Company	4.75% 15 May 2019	—	2,440
Kindred Healthcare Inc Company	8.0% 15 Jan 2020	—	1,570

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Kla Tencor Corp Sr Unsecured	3.375% 01 Nov 2019	—	960
Lotte Shopping Co Ltd	3.375% 09 May 2017	—	3,100
Methanex Corp	3.25% 15 Dec 2019	—	2,590
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	3,050
ML CFC Commercial Mortgage Trust	1.0% 12 Aug 2049	—	4,630
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	3,520
Morgan Stanley	5.5% 24 Jul 2020	—	4,370
Morgan Stanley	5.55% 27 Apr 2017	—	3,630
Morgan Stanley	5.375% 15 Oct 2015	—	900
Morgan Stanley	5.5% 26 Jan 2020	—	2,480
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	9,025
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	8,815
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	—	3,930
Mtn Mauritius Invstments Company	4.755% 11 Nov 2024	—	2,620
Myriad Int Holding BV	6.375% 28 Jul 2017	—	1,900
Myriad Int Holding BV	6.0% 18 Jul 2020	—	3,650
Nabors Industries Inc Company	5.1% 15 Sep 2023	—	3,170
National Rural Util Coop	1.0% 30 Apr 2043	—	2,450
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	—	3,480
Newfield Exploration Co	5.75% 30 Jan 2022	—	2,910
Office Cherifien Des Pho Sr Unsecured	5.625% 25 Apr 2024	—	7,920
Olin Corp	5.5% 15 Aug 2022	—	750
Omnicare Inc Company	4.75% 01 Dec 2022	—	610
Omnicare Inc Company	5.0% 01 Dec 2024	—	350
Owens Corning Company	4.2% 01 Dec 2024	—	1,320
Perkinelmer Inc	5.0% 15 Nov 2021	—	3,200
Pertamina Persero	5.625% 20 May 2043	—	8,540
Petrobras Global Finance	5.625% 20 May 2043	—	2,020
Petrobras Global Finance Company	7.25% 17 Mar 2044	—	1,060
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	3,470
Petroleos Mexicanos	3.5% 18 Jul 2018	—	1,290
Phillips 66	4.3% 01 Apr 2022	—	2,260
Pko Fin Ab	4.63% 28 Sep 2022	—	3,360
Plains Exploration & Pro	6.875% 15 Feb 2023	—	3,050
Polyone Corp	5.25% 15 Mar 2023	—	2,410
Regal Entertainment Grp Sr Unsecured	5.75% 15 Mar 2022	—	1,600
Reynolds American Inc	7.25% 15 Jun 2037	—	7,210
Rio Oil Finance Trust Sr Secured	6.25% 06 Jul 2024	—	5,620
Rock Tenn Co	4.0% 01 Mar 2023	—	1,840
Rowan Companies Inc	5.0% 01 Sep 2017	—	3,340
RPM International Inc	6.125% 15 Oct 2019	—	3,460
Santander Drive Auto	2.7% 15 Aug 2018	—	1,570
Santander Drive Auto	1.94% 15 Dec 2016	—	3,130
Santander Drive Auto	1.94% 15 Mar 2018	—	1,950
Sealed Air Corp	5.25% 01 Apr 2023	—	1,980
Sealed Air Corp	6.5% 01 Dec 2020	—	1,320
Sequoia Mortgage Trust	1.0% 25 May 2043	—	3,370

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Service Corp Intl Sr Unsecured	5.375% 15 Jan 2022	—	1,300
	Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	820
	SLM Corp	4.875% 17 Jun 2019	—	4,620
	SM Energy Co	6.5% 01 Jan 2023	—	2,120
	Springleaf Funding Trust	3.92% 16 Jan 2023	—	4,790
	Sprint Capital Corp	6.875% 15 Nov 2028	—	3,290
	Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	2,220
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	150
	Tencent Holdings Ltd Sr Unsecured	3.375% 02 May 2019	—	5,030
	Tesoro Logistics LP	5.5% 15 Oct 2019	—	470
	Tesoro Logistics LP	6.25% 15 Oct 2022	—	870
	Textainer Marine Containers	3.27% 20 Oct 2039	—	3,590
	Textron Inc Sr Unsecured	3.875% 01 Mar 2025	—	810
	Thai Oil Pcl	4.875% 23 Jan 2043	—	5,170
	Time Warner Cable Inc	5.875% 15 Nov 2040	—	1,520
	Time Warner Cable Inc	5.5% 01 Sep 2041	—	2,490
	Time Warner Cable Inc	4.5% 15 Sep 2042	—	1,930
	Toyota Motor Credit Corp	1.75% 22 May 2017	—	4,580
	Transelec SA	4.625% 26 Jul 2023	—	2,770
	Transocean Inc	6.5% 15 Nov 2020	—	5,670
	Transport De Gas Peru	4.25% 30 Apr 2028	—	4,580
	Universal Health Svcs Sr Secured	3.75% 01 Aug 2019	—	670
	Universal Health Svcs Sr Secured	4.75% 01 Aug 2022	—	740
	USG Corp	9.75% 15 Jan 2018	—	2,440
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	1,890
	Verizon Communications Sr Unsecured	5.05% 15 Mar 2034	—	1,220
	Verizon Communications Sr Unsecured	4.4% 01 Nov 2034	—	6,170
	Verizon Communications Sr Unsecured	2.625% 21 Feb 2020	—	3,690
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	2,750
	Western Union Co	2.375% 10 Dec 2015	—	1,150
	Whirlpool Corp	4.7% 01 Jun 2022	—	3,370
	Windstream Corp	8.125% 01 Sep 2018	—	910
	Windstream Corp	7.5% 01 Apr 2023	—	2,400
	Wolverine World Wide	6.125% 15 Oct 2020	—	780
	World Financial Network	3.14% 17 Jan 2023	—	9,030
	World Financial Network	1.76% 17 May 2021	—	9,400

	Corporate and Other Obligations		—	$528,480

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	112,036
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	495,424
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	20,608

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Svenska Handlsbnkn	Short-Term Investment Fund	—	55,456
Wells Fargo Bank NA	Short-Term Investment Fund	—	58,976

		—	742,500

U.S. Government and Government Agency Issues

California St Cas	5.75% 01 Mar 2017	—	13,345
Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	22,779
Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	12,294
Fed HM LN PC Pool G03205	5.5% 01 Jul 2035	—	2,386
Fed HM LN PC Pool G03737	6.5% 01 Nov 2037	—	11,967
Fed HM LN PC Pool G07823	4.25% 01 Sep 2044	—	27,481
Fed HM LN PC Pool G08542	4.0% 01 Aug 2043	—	75,706
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	2,804
Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	935
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	69,656
Fed HM LN PC Pool Q11095	3.5% 01 Sep 2042	—	76,481
Fed HM LN PC Pool Q27465	4.5% 01 Jul 2044	—	27,595
Fed HM LN PC Pool U92432	4.0% 01 Feb 2044	—	10,952
FNMA TBA Jan 30 Single Fam	5.0% 01 Dec 2099	—	136,693
FNMA TBA Jan 30 Single Fam	4.5% 01 Feb 2099	—	53,108
FNMA Pool 254693	5.5% 01 Apr 2033	—	4,329
FNMA Pool 725222	5.5% 01 Feb 2034	—	5,522
FNMA Pool 725423	5.5% 01 May 2034	—	4,164
FNMA Pool 725424	5.5% 01 Apr 2034	—	1,886
FNMA Pool 725690	6.0% 01 Aug 2034	—	1,691
FNMA Pool 725946	5.5% 01 Nov 2034	—	4,939
FNMA Pool 735141	5.5% 01 Jan 2035	—	—
FNMA Pool 743132	5.0% 01 Oct 2018	—	8,671
FNMA Pool 745327	6.0% 01 Mar 2036	—	—
FNMA Pool 831540	6.0% 01 Jun 2036	—	9,393
FNMA Pool 889361	6.0% 01 Mar 2038	—	—
FNMA Pool 914789	5.0% 01 Apr 2037	—	27,673
FNMA Pool 931745	5.0% 01 Aug 2024	—	40,972
FNMA Pool 986148	5.5% 01 Jan 2038	—	30,897
FNMA Pool AB5519	3.5% 01 Jul 2042	—	58,918
FNMA Pool AB5688	3.5% 01 Jul 2037	—	18,943
FNMA Pool AB6282	3.5% 01 Sep 2042	—	86,549
FNMA Pool AB7016	4.0% 01 Nov 2042	—	53,652
FNMA Pool AB9096	4.0% 01 Apr 2043	—	30,542
FNMA Pool AD8529	4.5% 01 Aug 2040	—	—
FNMA Pool AL0139	1.0% 01 Feb 2039	—	15,046
FNMA Pool AL4408	1.0% 01 Nov 2043	—	27,456
FNMA Pool AO4163	3.5% 01 Jun 2042	—	52,303
FNMA Pool AO5515	3.5% 01 Jul 2042	—	11,198
FNMA Pool AO8169	3.5% 01 Sep 2042	—	36,789

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool AQ5046	3.0% 01 Dec 2042	—	973
FNMA Pool AQ6238	3.5% 01 Dec 2042	—	14,024
FNMA Pool AR4445	3.0% 01 Mar 2043	—	12,883
FNMA Pool AR6071	3.0% 01 Apr 2043	—	672
FNMA Pool AR9225	3.0% 01 Mar 2043	—	51,019
FNMA Pool AU1149	3.0% 01 Sep 2043	—	—
FNMA Pool AU1628	3.0% 01 Jul 2043	—	54,567
FNMA Pool AU6101	4.0% 01 Sep 2043	—	—
FNMA Pool MA1217	4.0% 01 Oct 2042	—	31,777
FNMA Pool MA1404	3.5% 01 Apr 2042	—	30,724
FNMA TBA 30Yr Single Family	3.5% 01 Dec 2099	—	41,364
FNMA TBA Single Family Mortgage	4.0% 01 Dec 2099	—	194,067
GNMA II TBA 30 Yr	3.5% 21 Jan 2045	—	56,366
Illinois St	2.42% 01 Apr 2017	—	12,956
New Jersey St Econ Dev Auth	1.802% 15 Jun 2017	—	27,661
North Carolina State Education	1.0% 25 Jul 2025	—	42,946
Province of Ontario	4.0% 07 Oct 2019	—	62,066
Province of Quebec	4.6% 26 May 2015	—	35,852
Republic of Poland	6.375% 15 Jul 2019	—	1,387
Republic of Poland	3.875% 16 Jul 2015	—	13,004
State of Qatar	4.5% 20 Jan 2022	—	9,136
Treasury Bill	0.01% 19 Mar 2015	—	136,606
Tsy Infl Ix N/B	0.125% 15 Apr 2019	—	171,607
United States of America Treasury	1.0% 31 Oct 2016	—	109,402
US Treasury Frn	1.0% 31 Jul 2016	—	105,645
US Treasury N/B	0.625% 15 Feb 2017	—	61,634
US Treasury N/B	2.0% 28 Feb 2021	—	22,528
US Treasury N/B	0.375% 30 Apr 2016	—	112,741
US Treasury N/B	0.875% 15 Aug 2017	—	186,984
US Treasury N/B	1.5% 31 Oct 2019	—	108,537
US Treasury N/B	2.0% 31 Oct 2021	—	51,846
US Treasury N/B	2.25% 15 Nov 2024	—	194,664
US Treasury N/B	1.5% 30 Nov 2019	—	8,687
US Treasury N/B	3.625% 15 Feb 2020	—	55,561
US Treasury N/B	2.5% 30 Apr 2015	—	175,327
US Treasury N/B	1.875% 30 Jun 2015	—	57,387
US Treasury N/B	2.0% 15 Nov 2021	—	99,491
US Treasury N/B	0.625% 30 Sep 2017	—	195,692
US Treasury N/B	0.25% 15 Oct 2015	—	74,388
US Treasury N/B	0.25% 31 Dec 2015	—	578,520
US Treasury N/B	0.375% 31 Jan 2016	—	275,136
US Treasury N/B	2.375% 15 Aug 2024	—	27,147
US Treasury N/B	0.5% 31 Aug 2016	—	810,745
US Treasury N/B	0.5% 30 Sep 2016	—	305,933
US Treasury N/B	0.375% 31 Oct 2016	—	138,997
US Treasury N/B	2.25% 15 Nov 2024	—	18,220
US Treasury N/B	0.5% 30 Nov 2016	—	218,456

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	0.125% 30 Apr 2015	—	172,957
US Treasury N/B	2.5% 15 May 2024	—	44,791
US Treasury N/B	0.25% 31 Dec 2015	—	1,069,928
US Treasury N/B	1.5% 31 Dec 2018	—	695,961
US Treasury N/B	0.75% 15 Jan 2017	—	1,343,813

		—	9,398,490

Corporate and Other Obligations

21St Century Fox America Company	4.5% 15 Feb 2021	—	12,489
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	14,667
Abn Amro Bank Nv	4.25% 02 Feb 2017	—	12,490
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	16,463
Ace Ina Holdings	2.7% 13 Mar 2023	—	144
Actavis Funding Scs	3.85% 15 Jun 2024	—	3,783
Aflac Inc	3.625% 15 Nov 2024	—	11,029
Agilent Technologies Inc	6.5% 01 Nov 2017	—	2,764
Albemarle Corp	3.0% 01 Dec 2019	—	8,151
Alcoa Inc	6.75% 15 Jul 2018	—	14,148
Alibaba Group Holding	2.5% 28 Nov 2019	—	28,212
Allegheny Technologies	5.95% 15 Jan 2021	—	13,054
Allied World Assurance	7.5% 01 Aug 2016	—	5,338
Ally Master Owner Trust	1.29% 15 Jan 2019	—	20,074
Ally Master Owner Trust	1.54% 15 Sep 2019	—	36,911
Ally Master Owner Trust	1.0% 15 Feb 2018	—	21,215
Ally Master Owner Trust	1.29% 15 Jan 2019	—	18,922
Altria Group Inc	2.85% 09 Aug 2022	—	26,492
Altria Group Inc	2.625% 14 Jan 2020	—	13,969
Amazon.Com Inc	3.3% 05 Dec 2021	—	5,408
American Express Credit	1.125% 05 Jun 2017	—	19,645
American Express Credit	1.26% 15 Jan 2020	—	6,150
American Intl Group	5.45% 18 May 2017	—	12,934
American Intl Group	4.875% 01 Jun 2022	—	9,987
American Intl Group	6.4% 15 Dec 2020	—	30,038
American Tower Corp	2.45% 15 Sep 2021	—	26,659
American Tower Corp	5.05% 01 Sep 2020	—	12,379
Americredit Automobile Receivables	1.27% 08 Jul 2019	—	15,228
Americredit Automobile Receivables	0.96% 09 Jan 2017	—	4,277
Americredit Automobile Receivables	0.92% 09 Apr 2018	—	20,036
Americredit Automobile Receivables	0.96% 09 Apr 2018	—	8,308
Ameriprise Financial Inc	3.7% 15 Oct 2024	—	10,608
Amgen Inc	5.7% 01 Feb 2019	—	7,001
Amgen Inc	2.2% 22 Feb 2019	—	2,066
Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	26,358
Anheuser Busch	5.0% 01 Mar 2019	—	989
Anthem Inc	3.5% 15 Aug 2024	—	26,716
Anthem Inc	2.3% 15 Jul 2018	—	18,624

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Apple Inc	2.85% 06 May 2021	—	14,582
	Apple Inc	2.85% 06 May 2021	—	11,520
	Arc Properties Operating Company	3.0% 06 Feb 2019	—	21,663
	Ares Capital Corp	3.875% 15 Jan 2020	—	19,946
	Asciano Finance	3.125% 23 Sep 2015	—	7,316
	Asciano Finance Ltd	5.0% 07 May 2018	—	7,710
	AT&T Inc	5.8% 15 Feb 2019	—	13,801
	AT&T Inc	1.0% 27 Nov 2018	—	22,885
	Bank of America	1.0% 15 Jun 2021	—	15,398
	Bank of America	1.0% 22 Mar 2018	—	17,463
	Bank of America	6.4% 28 Aug 2017	—	28,726
	Bank of America	6.875% 25 Apr 2018	—	7,319
	Bank of America	3.3% 11 Jan 2023	—	11,499
	Bank of America	4.0% 01 Apr 2024	—	8,548
	Bank of America	4.2% 26 Aug 2024	—	7,367
	Bank of America	6.875% 25 Apr 2018	—	5,106
	Bank of America	6.0% 01 Sep 2017	—	22,057
	Bank of America	5.65% 01 May 2018	—	4,445
	Bank of America	5.625% 01 Jul 2020	—	28,512
	Bank of America	3.875% 22 Mar 2017	—	3,721
	Bank of America	2.6% 15 Jan 2019	—	6,302
	Bank of America	5.42% 15 Mar 2017	—	9,532
	Bank of America	6.1% 15 Jun 2017	—	10,422
	Bank of America	3.75% 12 Jul 2016	—	13,659
	Bank of America	1.0% 15 Jan 2019	—	29,755
	Bank of America	6.05% 18 May 2016	—	12,710
	Bank of America	6.5% 15 Jul 2018	—	43,934
	Bank of Montreal	1.4% 11 Sep 2017	—	8,289
	Bank of Nova Scotia	2.8% 21 Jul 2021	—	27,720
	Barclays Bank	5.125% 08 Jan 2020	—	12,461
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	31,408
	Barclays Dryrock Issuance Trust	1.0% 16 Mar 2020	—	14,297
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	10,440
	Barrick NA Finance LLC	4.4% 30 May 2021	—	24,238
*	Baxter International Inc	1.85% 15 Jan 2017	—	6,594
	Bayer US Finance LLC	3.375% 08 Oct 2024	—	6,604
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	32,443
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	—
	Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	22,952
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	25,788
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	8,768
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	10,059
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	20,417
	BNP Paribas	5.0% 15 Jan 2021	—	14,078
	Boston Properties LP	3.7% 15 Nov 2018	—	8,281
	BP Capital Markets Plc	3.561% 01 Nov 2021	—	14,231
	BP Capital Markets Plc	2.521% 15 Jan 2020	—	10,978

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
BP Capital Markets Plc	1.846% 05 May 2017	—	28,384
BP Capital Markets Plc	4.5% 01 Oct 2020	—	16,834
British Telecom Plc	1.625% 28 Jun 2016	—	12,537
British Telecom Plc	1.625% 28 Jun 2016	—	14,626
Brown & Brown Inc	4.2% 15 Sep 2024	—	5,245
Bunge Limited Finance Co	8.5% 15 Aug 2019	—	9,116
Burlingtn North Santa Fe	5.75% 15 Mar 2018	—	8,969
Canadian Natl Railway	1.45% 15 Dec 2018	—	28,345
Capital One Financial Co	5.25% 21 Feb 2017	—	12,129
Capital One NA	2.4% 05 Sep 2019	—	27,267
Capital One NA	1.5% 22 Mar 2018	—	40,850
Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	3,181
CBS Corp	5.75% 15 Apr 2020	—	8,617
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	43,926
Centerpoint Energy Resources	4.5% 15 Jan 2021	—	3,250
Chase Issuance Trust	2.77% 15 Mar 2023	—	14,470
Chevron Corp	2.193% 15 Nov 2019	—	14,575
CIT Equipment Collateral	1.13% 20 Jul 2020	—	13,986
Citibank Credit Card Issuance	2.88% 23 Jan 2023	—	27,807
Citibank Credit Card Issuance	1.02% 22 Feb 2019	—	56,827
Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	12,855
Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	7,218
Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	8,155
Citigroup Inc	3.875% 25 Oct 2023	—	14,169
Citigroup Inc	4.5% 14 Jan 2022	—	23,899
Citigroup Inc	5.375% 09 Aug 2020	—	14,483
Cleveland Electric	5.7% 01 Apr 2017	—	6,648
CNH Equipment Trust	0.49% 15 Mar 2017	—	—
CNH Equipment Trust	0.94% 15 May 2017	—	—
Coca Cola Co	3.3% 01 Sep 2021	—	43,562
Comcast Corp	5.15% 01 Mar 2020	—	10,237
Comcast Corp	4.95% 15 Jun 2016	—	5,180
Comcast Corp	6.5% 15 Jan 2017	—	5,727
Comm Mortgage Trust	1.0% 11 Jun 2027	—	9,488
Comm Mortgage Trust	3.147% 15 Aug 2045	—	7,438
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	6,533
Comm Mortgage Trust	3.689% 10 Aug 2046	—	19,062
Conagra Foods Inc	1.9% 25 Jan 2018	—	31,792
Conocophillips	3.35% 15 Nov 2024	—	19,312
Cons Edison Co	5.3% 01 Dec 2016	—	25,628
Constellation Energy	5.15% 01 Dec 2020	—	2,855
Consumers Energy	6.12% 15 Mar 2019	—	9,461
Countrywide Finl Corp	6.25% 15 May 2016	—	2,297
Coventry Health Care Inc	6.125% 1/15/2015	—	891
Coventry Health Care Inc	5.95% 3/15/2017	—	2,756
Cox Communications Inc	6.2% 01 Jun 2018	—	27,104
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	3,181

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Credit Suisse	3.0% 29 Oct 2021	—	13,893
Credit Suisse	5.3% 13 Aug 2019	—	29,917
Credit Suisse Mortgage Trust	1.0% 15 Jun 2038	—	—
Credit Suisse Mortgage Trust	5.467% 15 Sep 2039	—	—
CVS Caremark Corp	2.25% 05 Dec 2018	—	32,143
Daimler Finance NA LLC	1.25% 11 Jan 2016	—	26,001
DCP Midstream Operating Company	4.95% 01 Apr 2022	—	11,953
Delmarva Pwr & Light Co	3.5% 15 Nov 2023	—	19,740
Delta Air Lines	7.75% 17 Jun 2021	—	14,717
Directv Holdings	4.6% 15 Feb 2021	—	7,936
Directv Holdings	3.8% 15 Mar 2022	—	2,533
DirecTV Holdings LLC	5.0% 01 Mar 2021	—	5,494
DirecTV Holdings LLC	4.45% 01 Apr 2024	—	3,535
Discover Bank	7.0% 15 Apr 2020	—	13,971
Discover Card	1.04% 15 Apr 2019	—	19,096
Discover Card	0.86% 15 Nov 2017	—	8,043
Dominion Gas Hldgs LLC	3.6% 15 Dec 2024	—	19,294
Dominion Resources Inc	1.95% 15 Aug 2016	—	28,156
Dominion Resources Inc	1.95% 15 Aug 2016	—	19,022
Duke Energy Progress Inc	1.0% 06 Mar 2017	—	13,148
Duke Realty LP	8.25% 15 Aug 2019	—	2,194
Eli Lilly & Co	1.95% 15 Mar 2019	—	16,685
Empresa De Transporte	4.75% 04 Feb 2024	—	6,921
Enel Finance Intl NV	6.25% 15 Sep 2017	—	12,993
Energy Transfer Partners	4.65% 01 Jun 2021	—	10,378
Energy Transfer Partners	6.7% 01 Jul 2018	—	16,395
Energy Transfer Partners	4.15% 01 Oct 2020	—	28,102
Enterprise Products	5.2% 01 Sep 2020	—	8,335
Enterprise Products	3.35% 15 Mar 2023	—	10,113
Ericsson	4.125% 15 May 2022	—	682
Exelon Generation Co	4.25% 15 Jun 2022	—	12,935
Exelon Generation Co	4.25% 15 Jun 2022	—	5,728
Extended Stay America Trust	1.0% 05 Dec 2031	—	7,820
Extended Stay America Trust	2.2952% 05 Dec 2031	—	10,086
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	31,961
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	14,160
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	24,016
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	17,678
FHLMC Multifamily Structured	3.49% 25 Jan 2024	—	24,123
Fifth Third Bancorp	3.5% 15 Mar 2022	—	5,742
First National	1.0% 15 Oct 2019	—	10,388
Ford Credit Auto Lease Trust	0.89% 15 Sep 2017	—	9,973
Ford Credit Auto Owner Trust	2.26% 15 Nov 2025	—	10,428
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	9,656
Ford Credit Floorplan Master	0.85% 15 Jan 2018	—	9,127
Ford Credit Floorplan Master	1.2% 15 Feb 2019	—	13,888
Ford Motor Credit Co LLC	1.0% 13 Mar 2019	—	43,755

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	27,507
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	25,905
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	9,436
Freeport McMoran	2.375% 15 Mar 2018	—	7,503
Freeport McMoran	2.15% 01 Mar 2017	—	6,679
Freeport McMoran	3.1% 15 Mar 2020	—	6,631
FS Investment Corp	4.25% 15 Jan 2020	—	19,169
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	35,720
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	24,970
GDF Suez	1.625% 10 Oct 2017	—	5,269
GE Capital	1.76% 15 Sep 2022	—	41,818
GE Capital Credit Card Master	2.22% 15 Jan 2022	—	16,554
GE Dealer Floorplan Master	1.0% 20 Oct 2017	—	11,142
General Elec Cap Corp	1.0% 14 Jan 2019	—	26,089
General Elec Cap Corp	4.65% 17 Oct 2021	—	6,514
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	27,382
Glencore Funding LLC	4.125% 30 May 2023	—	3,673
Glencore Funding LLC	2.5% 15 Jan 2019	—	26,846
Goldman Sachs Group	7.5% 15 Feb 2019	—	14,100
Goldman Sachs Group	6.0% 15 Jun 2020	—	10,621
Goldman Sachs Group	5.75% 24 Jan 2022	—	11,142
Goldman Sachs Group	7.5% 15 Feb 2019	—	26,437
Goldman Sachs Group	1.0% 29 Nov 2023	—	27,554
Goldman Sachs Group	5.95% 18 Jan 2018	—	25,351
Goldman Sachs Group	1.0% 15 Nov 2018	—	28,728
Goldman Sachs Group	4.0% 03 Mar 2024	—	10,645
Grupo Bimbo Sab De Cv	3.875% 27 Jun 2024	—	7,617
GS Mortgage Securities Trust	4.751% 10 Jul 2039	—	11,779
GS Mortgage Securities Trust	3.68% 10 Apr 2047	—	25,637
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	3,477
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	2,390
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	8,004
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	6,663
HCP Inc	5.375% 01 Feb 2021	—	16,977
Health Care Reit Inc	5.25% 15 Jan 2022	—	16,794
Health Care Reit Inc	2.25% 15 Mar 2018	—	11,332
Healthcare Realty Trust	3.75% 15 Apr 2023	—	2,327
Hess Corp	8.125% 15 Feb 2019	—	15,514
Hewlett Packard Co	4.30% 01 Jun 2021	—	27,770
Hewlett Packard Co	3.75% 01 Dec 2020	—	6,132
Hewlett Packard Co	2.75% 1 4 Jan 2019	—	26,705
Hewlett Packard Co	4.65% 09 Dec 2021	—	3,142
Hewlett Packard Co	2.75% 14 Jan 2019	—	2,285
Hilton USA Trust	2.662% 05 Nov 2030	—	32,194
HSBC Holdings PLC	5.1% 05 Apr 2021	—	7,705
HSBC USA Inc	2.375% 13 Nov 2019	—	27,552
Humana Inc	7.2% 15 Jun 2018	—	15,060

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Huntington Auto Trust	1.18% 15 Jun 2017	—	34,209
Hutch Whampoa Int 14 Ltd	1.625% 31 Oct 2017	—	6,466
Hyundai Auto Receivables Trust	0.79% 16 Jul 2018	—	12,579
ING Bank	2.0% 25 Sep 2015	—	15,232
Ingersoll Rand Lux Finance	3.55% 01 Nov 2024	—	24,300
Ingram Micro Inc	4.95% 15 Dec 2024	—	34,957
International Paper Co	3.65% 15 Jun 2024	—	1,540
Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	4,436
Israel Electric Corp Ltd Sr Secured	5.0% 12 Nov 2024	—	7,614
Jabil Circuit Inc	5.625% 15 Dec 2020	—	9,419
Jabil Circuit Inc	8.25% 15 Mar 2018	—	3,033
John Deere Owner Trust	1.5% 15 Jun 2021	—	33,031
JP Morgan Chase & Co	3.625% 13 May 2024	—	14,712
JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	40,513
JP MBB Commercial Mortgage Secu	2.878% 15 Feb 2047	—	56,306
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	29,509
JP Morgan Chase & Co	4.4% 22 Jul 2020	—	9,156
JP Morgan Chase & Co	6.0% 15 Jan 2018	—	13,263
JP Morgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	18,219
JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	31,448
JP Morgan Chase Commercial Mortgage	1.0% 12 Feb 2051	—	—
JP Morgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	8,148
Kinder Morgan	5.95% 15 Feb 2018	—	13,414
Kinder Morgan	6.85% 15 Feb 2020	—	21,104
Kinder Morgan	4.15% 01 Mar 2022	—	18,217
Kinder Morgan	4.15% 01 Mar 2022	—	5,854
Kinder Morgan	3.95% 01 Sep 2022	—	11,020
KLA Tencor Corp	4.65% 01 Nov 2024	—	14,420
Korea Finance Corp	2.25% 07 Aug 2017	—	26,944
Korea National Oil Corp	3.125% 03 Apr 2017	—	15,052
Kroger Co	2.95% 01 Nov 2021	—	6,907
LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	9,162
Liberty Property LP	5.5% 15 Dec 2016	—	2,228
Liberty Property LP	6.625% 01 Oct 2017	—	1,329
Life Technologies Corp	6.0% 01 Mar 2020	—	18,452
Lincoln National Corp	8.75% 01 Jul 2019	—	3,777
Lloyds Banking Group Plc	4.5% 04 Nov 2024	—	9,271
Lorillard Tobacco Co	8.125% 23 Jun 2019	—	21,017
Lyondellbasell Ind	5.0% 15 Apr 2019	—	27,799
Macquarie Bank Ltd	5.0% 22 Feb 2017	—	2,940
Macquarie Group Ltd	4.875% 10 Aug 2017	—	6,085
Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	12,937
Magna International Inc	3.625% 15 Jun 2024	—	9,948
Marathon Petroleum Corp	5.125% 01 Mar 2021	—	4,956
Mckesson Corp	3.25% 01 Mar 2016	—	19,267
Medtronic Inc	2.5% 15 Mar 2020	—	26,593
Medtronic Inc	3.5% 15 Mar 2025	—	9,701

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Medtronic Inc	3.15% 15 Mar 2022	—	13,955
Mercedes Benz Auto Lease Trust	0.59% 15 Feb 2016	—	6,331
Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	10,017
Methanex Corp	3.25% 15 Dec 2019	—	7,053
Met Life Inc	7.717% 15 Feb 2019	—	4,238
Met Life Inc	6.817% 15 Aug 2018	—	12,758
Met Life Inc	6.75% 01 Jun 2016	—	9,745
Mizuho Bank Ltd	2.45% 16 Apr 2019	—	14,132
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	35,793
ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	37,154
ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	23,717
Morgan Stanley	5.5% 24 Jul 2020	—	9,262
Morgan Stanley	3.875% 29 Apr 2024	—	7,754
Morgan Stanley	5.5% 28 Jul 2021	—	10,494
Morgan Stanley	5.625% 23 Sep 2019	—	17,328
Morgan Stanley	5.55% 27 Apr 2017	—	6,595
Morgan Stanley	5.95% 28 Dec 2017	—	22,886
Morgan Stanley	6.625% 01 Apr 2018	—	43,038
Morgan Stanley	6.625% 01 Apr 2018	—	25,316
Morgan Stanley BAML Trust	3.669% 15 Feb 2047	—	28,262
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	23,557
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	17,097
Motel 6 Trust	1.9483% 05 Oct 2025	—	15,066
Murray St Inv Trust I	1.0% 08 Mar 2017	—	1,439
Mylan Inc	4.2% 29 Nov 2023	—	29,179
Mylan Inc	2.6% 24 Jun 2018	—	14,261
Mylan Inc	2.55% 28 Mar 2019	—	22,731
Nabors Industries Inc	5.1% 15 Sep 2023	—	4,868
Nabors Industries Inc	5.0% 15 Sep 2020	—	17,755
Natl Grid PLC	6.3% 01 Aug 2016	—	15,995
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	20,359
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	75,529
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	21,605
Nevada Power Co	6.5% 01 Aug 2018	—	8,584
Nisource Finance Corp	6.8% 15 Jan 2019	—	12,873
Nisource Finance Corp	5.25% 15 Sep 2017	—	11,342
Nisource Finance Corp	6.8% 15 Jan 2019	—	17,744
Nisource Finance Corp	6.125% 01 Mar 2022	—	14,403
Nissan Auto Lease Trust	0.57% 15 Jan 2016	—	8,865
Noble Energy Inc	3.9% 15 Nov 2024	—	7,030
Noble Energy Inc	8.25% 01 Mar 2019	—	12,329
Noble Energy Inc	3.9% 15 Nov 2024	—	7,293
Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	1,028
Noble Holding Intl Ltd	3.95% 15 Mar 2022	—	3,505
Nomura Holdings Inc	2.0% 13 Sep 2016	—	14,698
Norfolk Southern Corp	5.75% 01 Apr 2018	—	6,485
Occidental Petroleum Corp	1.75% 15 Feb 2017	—	28,763

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Oceaneering Intl Inc	4.65% 15 Nov 2024	—	10,592
	Omnicom Group Inc	3.625% 01 May 2022	—	5,081
	Orix Corp	4.71% 27 Apr 2015	—	8,817
	Owens Corning Inc	6.5% 01 Dec 2016	—	388
	Perrigo Finance Plc	3.5% 15 Dec 2021	—	11,543
	Perrigo Finance Plc	3.5% 15 Dec 2021	—	6,116
	Petroleos Mexicanos	3.5% 18 Jul 2018	—	8,042
	Petronas Capital Ltd	5.25% 12 Aug 2019	—	12,967
	Philip Morris Intl Inc	5.65% 16 May 2018	—	835
	Philip Morris Intl Inc	2.9% 15 Nov 2021	—	3,459
	Plains Exploration & Pro	6.875% 15 Feb 2023	—	26,375
	PNC Bank NA	2.4% 18 Oct 2019	—	27,527
	PNC Bank NA	2.2% 28 Jan 2019	—	12,602
	Pride International Inc	8.5% 15 Jun 2019	—	6,669
*	Prudential Financial Inc	3.5% 15 May 2024	—	28,165
*	Prudential Financial Inc	4.5% 15 Nov 2020	—	9,135
	Quest Diagnostic Inc	4.75% 30 Jan 2020	—	10,707
	Quest Diagnostics Inc	4.7% 01 Apr 2021	—	4,011
	Regency Centers LP	5.25% 01 Aug 2015	—	1,853
	Regency Centers LP	5.875% 15 Jun 2017	—	4,727
	Reliance Steel & Alum	4.5% 15 Apr 2023	—	2,469
	Republic Services Inc	3.8% 15 May 2018	—	408
	Residential Asset Securities	1.0% 25 May 2033	—	210
	Reynolds American Inc	3.25% 01 Nov 2022	—	6,697
	Rio Tinto Fin Usa Ltd	3.5% 02 Nov 2020	—	10,455
	Rio Tinto Fin Usa PLC	3.5% 22 Mar 2022	—	13,777
	Rio Tinto Fin Usa PLC	2.25% 14 Dec 2018	—	13,155
	Rockwell Collins Inc	1.0% 15 Dec 2016	—	5,484
	Ross Stores Inc	3.375% 15 Sep 2024	—	18,093
	Rowan Companies Inc	5.0% 01 Sep 2017	—	10,963
	Royal Bank of Canada	1.25% 16 Jun 2017	—	28,031
	Royal Bank of Canada	1.4% 13 Oct 2017	—	13,292
	Royal Bk of Scotland PLC	6.125% 11 Jan 2021	—	13,619
	Royal Bk Scotlnd Grp PLC	2.55% 18 Sep 2015	—	16,762
	Santander Drive Auto	0.64% 17 Apr 2017	—	1,814
	Santander Drive Auto Receivabl	1.15% 15 Jan 2019	—	10,061
	Santander Holdings USA	4.625% 19 Apr 2016	—	4,014
	SCSLC 2010	1.0% 25 Jul 2025	—	52,250
	Sempra Energy	4.05% 01 Dec 2023	—	15,362
	Sempra Energy	6.5% 01 Jun 2016	—	9,388
	Sinopec Grp	4.375% 17 Oct 2023	—	15,046
	Sky Plc	2.625% 16 Sep 2019	—	27,274
	SLM Student Loan Trust	1.0% 25 Sep 2019	—	39,654
	Smart Trust	1.25% 14 Aug 2018	—	32,217
	Snap On Inc	4.25% 15 Jan 2018	—	10,052
	Societe Generale	5.0% 17 Jan 2024	—	9,386
	Southern Cal Edison	5.5% 15 Aug 2018	—	13,355

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Southern Co	1.95% 01 Sep 2016	—	28,205
	Southwest Airlines	5.75% 15 Dec 2016	—	4,803
	Spectra Energy Capital	8.00% 01 Oct 2019	—	4,053
	Spectra Energy Partners	2.95% 15 Aug 2018	—	13,527
	Spectra Energy Partners	2.95% 25 Sep 2018	—	3,033
	Standard Chartered PLC	1.0% 12 Jul 2022	—	15,061
	Staples Inc	2.75% 12 Jan 2018	—	13,766
*	State Street Corp	3.7% 20 Nov 2023	—	6,072
*	State Street Corp	3.3% 16 Dec 2024	—	17,746
	Stryker Corp	2.0% 30 Sep 2016	—	28,321
	Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	7,658
	Synchrony Financial Sr Unsecured	3.0% 15 Aug 2019	—	12,733
	Talent Yield Investments	4.5% 25 Apr 2022	—	15,357
	Talisman Energy Sr Unsecured	3.75% 01 Feb 2021	—	9,457
	Teck Resources Limited	4.5% 15 Jan 2021	—	16,522
	Teck Resources Limited	4.5% 15 Jan 2021	—	19,131
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	5,452
	Thermo Fisher Scientific	4.15% 01 Feb 2024	—	5,532
	Time Warner Cable Inc	5.0% 01 Feb 2020	—	3,919
	Time Warner Inc	4.875% 15 Mar 2020	—	16,956
	Time Warner Inc	3.55% 01 Jun 2024	—	19,631
	Time Warner Inc	4.75% 29 Mar 2021	—	13,261
	Time Warner Inc	2.1% 01 Jun 2019	—	21,313
	Total Capital Intl	2.75% 19 Jun 2021	—	14,129
	Total System Services	2.375% 01 Jun 2018	—	4,173
	Transocean Inc	6.5% 15 Nov 2020	—	4,751
	Transocean Inc	2.5% 15 Oct 2017	—	11,397
	Transocean Inc	6.37% 15 Dec 2021	—	21,733
	Transocean Inc	6.37% 15 Dec 2021	—	55
	Travelers Cos Inc	5.75% 15 Dec 2017	—	12,237
	Trust F/1401	5.25% 15 Dec 2024	—	11,906
	Tyson Foods Inc	4.5% 15 Jun 2022	—	16,364
	Tyson Foods Inc	2.65% 15 Aug 2019	—	2,662
	Tyson Foods Inc	3.95% 15 Aug 2024	—	8,792
	UBS AG	5.875% 15 Jul 2016	—	16,963
	Unicredito Luxem Fin	6.0% 31 Oct 2017	—	7,262
	Unitedhealth Group Inc	2.875% 15 Dec 2021	—	27,424
	Unum Group	5.625% 15 Sep 2020	—	12,681
	Vale Overseas Limited	5.625% 15 Sep 2019	—	26,635
	Valero Energy Corp	6.125% 01 Feb 2020	—	8,840
	Verizon Communications	3.5% 01 Nov 2024	—	8,968
	Verizon Communications	3.65% 14 Sep 2018	—	40,235
	Verizon Communications	5.15% 15 Sep 2023	—	20,125
	Verizon Communications	5.15% 15 Sep 2023	—	20,256
	Viacom Inc	3.875% 01 Apr 2024	—	4,790
	Viacom Inc	5.625% 15 Sep 2019	—	2,164
	Vodafone Group	2.95% 19 Feb 2023	—	12,711

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Volkswagen Auto Loan	0.91% 22 Oct 2018	—	16,402
	Wachovia Bank Commercial Mortgage	1.0% 15 Jan 2045	—	27,719
	Wachovia Bank Commercial Mortgage	1.0% 15 May 2043	—	—
	Walgreen Co	1.8% 15 Sep 2017	—	25,202
	Walgreens Boots Alliance	3.8% 18 Nov 2024	—	14,206
	Waste Management Inc	6.1% 15 Mar 2018	—	9,222
	Waste Management Inc	4.75% 30 Jun 2020	—	13,643
	Wells Fargo & Company	1.0% 15 Jun 2016	—	14,448
	Wells Fargo & Company	3.5% 08 Mar 2022	—	20,264
	Wells Fargo & Company	2.1% 08 May 2017	—	27,857
	Western Union Co	3.65% 22 Aug 2018	—	13,989
	Western Union Co	3.35% 22 May 2019	—	7,285
	WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	13,982
	WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	16,928
	WF RBS Commercial Mortgage Trust	3.66% 15 Mar 2047	—	19,413
	Williams Partners LP	5.25% 15 Mar 2020	—	21,865
	Williams Partners LP	3.9% 15 Jan 2025	—	8,118
	Williams Partners LP	4.0% 15 Nov 2021	—	10,101
	Williams Partners LP	7.25% 01 Feb 2017	—	10,616
	World Financial Network	3.14% 17 Jan 2023	—	44,355
	World Financial Network	1.76% 17 May 2021	—	9,686
	World Financial Network	1.61% 15 Dec 2021	—	7,575
	World Financial Network Credit WFNMT	1.0% 15 Dec 2019	—	12,748
	WPP Finance	4.75% 21 Nov 2021	—	6,287
	Wyndham Worldwide Corp	2.5% 01 Mar 2018	—	15,088
	Xerox Corporation	5.625% 15 Dec 2019	—	13,989
	Yamana Gold Inc	4.95% 15 Jul 2024	—	11,309

			—	6,524,490

Separate Investment Contract

*	Metropolitan Life Insurance Company	Separate Account	—	5,120,920

Benefit Responsive Interest Rate Wrapper Contracts
*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(5,824)
*	Prudential Financial Inc	Open Ended Maturity	—	(2,581)
*	Transamerica Inc.	Open Ended Maturity	—	(5,297)

			—	(13,702)

	Synthetic Guaranteed Investment Contracts (contract value equals $20,493,778)		—	$21,772,698

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	2,387,239
*	Daily Emer Mkts Index Ser State Str Bk & Tr Co Invt	Commingled Investments	—	40,397

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2014

	Identity of Issue		Description of Investment	Cost (1)	Current Value
	*	Northern Trust S&P 400 Ind Fnd Tier 3	Commingled Investments	—	322,520
	*	SSgA S&P 500 Flagship Fund	Commingled Investments	—	7,777,178
		Vanguard Target Retirement 2010	Commingled Investments	—	58,801
		Vanguard Target Retirement 2015	Commingled Investments	—	409,013
		Vanguard Target Retirement 2020	Commingled Investments	—	611,609
		Vanguard Target Retirement 2025	Commingled Investments	—	519,450
		Vanguard Target Retirement 2030	Commingled Investments	—	797,800
		Vanguard Target Retirement 2035	Commingled Investments	—	727,899
		Vanguard Target Retirement 2040	Commingled Investments	—	973,289
		Vanguard Target Retirement 2045	Commingled Investments	—	576,120
		Vanguard Target Retirement 2050	Commingled Investments	—	854,311
		Vanguard Target Retirement Income	Commingled Investments	—	233,920
	*	SSgA US Small Cap Index Futures Fd	Commingled Investments	—	2,847,735

		Commingled Investments		—	$19,137,281

*	Notes Receivables from Participants		Interest rates range from 4.25% to 9.25%		$3,853,058

	Collateral Held on Loaned Securities
	*	SSgA Quality D Short-term Investment Fund		—	$174,567

		Total Investments		—	$58,237,744

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 19, 2015	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee